The Travelers Quality Bond Account for Variable
AnnuitiesShareholder Votes (Unaudited)
Semiannual Report, June 30, 2006


At a Special Meeting of Unitholders of the Account, held on April 27, 2006 the respective unitholders voted for the following proposal:


1. To approve or disapprove an Agreement and Plan of Reorganization whereby the assets of the Account will be transferred to the BlackRock Bond Income Portfolio, a series of Metropolitan Series Fund, Inc., in exchange for Class A shares of the Portfolio, and the Account will be restructured as a sub-account of The Travelers Fund U for Variable Annuities, a unit investment trust.


For 5,266,569.461

Against 381,653.670

Abstain 493,917.231

Total 6,142,140.362